March 31, 2010	Mark R. Busch D 704.331.7440 F 704.353.3140 mark.busch@klgates.com

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Laura Crotty

Re:	SEC Comment Letter Dated March 30, 2010
DARA BioSciences, Inc. Preliminary Proxy Statement Filed March 23, 2010
File No. 000-23776

Ladies and Gentlemen:

On behalf of DARA BioSciences, Inc. (the “Company”), this letter responds to the comment in the staff’s comment letter dated March 30, 2010.

For ease of review, the staff’s comment is repeated below and immediately followed by the Company’s response.

Authorized Shares

1.	Please revise your disclosure to describe any plans, arrangements or understandings relating to the issuance of any of the newly authorized shares that would be available as a result of the proposed reverse stock split or the proposed increase in authorized shares. If you have no such plans, arrangements or understandings, please revise your disclosure to so state.

In response to comment 1, the Company proposes to add the following disclosures to the proxy statement.

Insert 1

To be added at the end of the subsection captioned Effect on Authorized but Unissued Shares of Common Stock contained in the section captioned Proposal 2 - Approval of Amendment to Certificate of Incorporation:

•

As described in our Annual Report on Form 10-K for the year ended December 31, 2009 as filed with the Securities and Exchange Commission on March 9, 2010, to ensure the continued level of research development and funding of our operations, we are currently exploring various possible financing options that may be available to us, which may include a sale of equity securities. The issuance of such equity securities

March 31, 2010

could result in the dilution of current stockholder’s percentage ownership interest in the Company which could be significant. In particular, as described in the Registration Statement on Form S-1 filed by us with the Securities and Exchange Commission on April 2, 2010, we are currently contemplating an underwritten public offering of $10 million of units comprised of shares of common stock and warrants to purchase shares of common stock. If we implement a reverse stock split, we may use some of the shares of common stock that would become available for issuance as a result of the reverse stock split for this transaction or other potential transactions involving equity securities. However, we have no binding commitments for any transactions at this time and there can be no assurance that we will consummate this transaction or any other transaction.

Insert 2

To be added at the end of the subsection captioned Effect on Existing Shares of Common Stock contained in the section captioned Proposal 3 - Approval of an Increase in the Authorized Number of Shares of Common Stock:

•

As described in our Annual Report on Form 10-K for the year ended December 31, 2009 as filed with the Securities and Exchange Commission on March 9, 2010, to ensure the continued level of research development and funding of our operations, we are currently exploring various possible financing options that may be available to us, which may include a sale of equity securities. The issuance of such equity securities could result in the dilution of current stockholder’s percentage ownership interest in the Company which could be significant. In particular, as described in the Registration Statement on Form S-1 filed by us with the Securities and Exchange Commission on April 2, 2010, we are currently contemplating an underwritten public offering of $10 million of units comprised of shares of common stock and warrants to purchase shares of common stock. If we implement an authorized share increase, we may use some of the shares of common stock that would become available for issuance as a result for this transaction or other potential transactions involving equity securities. However, we have no binding commitments for any transactions at this time and there can be no assurance that we will consummate this transaction or any other transaction.

The Company anticipates filing the Registration Statement on Form S-1 referenced in the new disclosures on or about April 2, 2010 and will filed a revised preliminary proxy statement containing the new disclosures contemporaneously therewith.

I hereby confirm on behalf of the Company that:

March 31, 2010

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to this letter, please call the undersigned at (704) 331-7440.

Very truly yours,

/s/ Mark R. Busch
Mark R. Busch

cc:	Richard A. Franco, Sr.